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                              July 13, 2020

       Monte Brem
       Chairman and Co-Chief Executive Officer
       StepStone Group Inc.
       450 Lexington Avenue, 31st Floor
       New York, NY 10017

                                                        Re: StepStone Group
Inc.
                                                            Amendment No. 3 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 1,
2020
                                                            CIK No. 0001796022

       Dear Mr. Brem:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amended Draft Registration Statement Submitted July 1, 2020

       Risk Factors
       Our amended and restated certificate of incorporation will designate the Court of Chancery, page
       61

   1. You state that "the federal district courts . . . shall be the exclusive forum for the resolution of any
complaint asserting a cause of action arising under the Securities Act of
                                                        1933, as amended."
Please revise this risk factor and the description of the provision on page 181 to state that
investors cannot waive compliance with the federal securities laws.
                                                        Additionally, clarify
whether your forum selection provision applies to actions arising under the Exchange Act.
If the provision does not apply to actions arising under the
 Monte Brem
StepStone Group Inc.
July 13, 2020
Page 2
      Exchange Act, ensure that the exclusive forum provision in your Certificate of
      Incorporation states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
       You may contact Ben Phippen at 202-551-3697 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                             Sincerely,
FirstName LastNameMonte Brem
                                                             Division of
Corporation Finance
Comapany NameStepStone Group Inc.
                                                             Office of Finance
July 13, 2020 Page 2
cc:       Andrew L. Fabens
FirstName LastName